SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated January 8, 2008.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI Files 2007 Annual Disclosure Reports

Montreal, Quebec, January 8, 2008 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) has filed its 2007 Annual Report on Form 40-F with the US Securities and Exchange Commission for the year ended September 30, 2007. The Annual Report contains the audited Consolidated Financial Statements and accompanying notes, as well as the related Management's Discussion and Analysis. CGI also filed its 2007 Annual Report to shareholders with securities regulatory authorities in Canada and in the US.

CGI has an online version of both the Annual Report on Form 40-F and its 2007 Annual Report to investors on its Web site at www.cgi.com, as well as copies of the Annual Information Form and the Company's 2007 Management Proxy Circular. Copies of all of CGI's 2007 disclosure reports may also be obtained on SEDAR and on EDGAR.

Shareholders who wish to receive a hard copy of CGI’s complete audited financial statements may obtain them free of charge upon request addressed to CGI’s Investor Relations department by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company's Web site at www.cgi.com or by contacting us by mail or telephone:

CGI Group Inc.
Investor Relations
1130 Sherbrooke Street West, 7th Floor
Montréal, Québec, Canada
H3A 2M8
Tel.: 514-841-3200

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.7 billion and at September 30th, 2007, CGI's order backlog was $12.0 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

Investor Relations
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com
514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date: January 8, 2008	By /s/ David G. Masse Name: David G. Masse Title: Assistant Corporate Secretary